www.linkedin.com/in/metcalf
(LinkedIn)

Top Skills

Salesforce.com

Recruiting

Finance

Publications

5 Things You Can Do To Shoot For A Successful Exit, From Someone Who's Been There

How to Improve Data Visibility and Department Efficiency with Salesforce and Apps

What Every SaaS Founder Who Doesn't Have A Finance Background Should Be Looking Out For

Why Am I Just Hearing About This Now?

Focusing On Efficiencies In 2021: 6 Small Things You Can Do To Modernize Your Business

Brandon Metcalf

Driving growth and innovation as a CEO and repeat founder building on Salesforce in the staffing and SaaS sectors.
Austin, Texas, United States

Summary

Brandon Metcalf is an accomplished entrepreneur with a strong track record of building and leading successful companies. A graduate of Harvard Business School, Brandon hosts the popular Cash & Burn podcast, where he has real conversations with other SaaS founders and executives about the biggest challenges of scaling software companies. With his deep expertise in the software industry, particularly in the realm of Salesforce, he has a wealth of experience in creating, scaling, and managing global businesses.

As currently the founder and CEO of three companies - Place, Asymbl, and Blueprint Advisory - Brandon oversees a diverse range of ventures.

Place is a Salesforce-powered software that streamlines the process of managing customer subscriptions, billing, financial data, and business analytics for B2B SaaS companies.

Asymbl is a staffing and corporate recruiting solution that helps companies optimize their recruitment process using Salesforce.

Blueprint Advisory is a software consulting firm that assists other businesses in building, implementing, and customizing Salesforce-based software.

Before his current ventures, Brandon founded and served as President of Talent Rover, a Salesforce-based global staffing and recruitment software company that he grew to become the 9th fastest-growing software company in the US in 2017 (according to Inc. 500). Talent Rover was successfully acquired in March 2018, further cementing Brandon's reputation as a skilled and successful entrepreneur.

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Experience

Place
CEO & Founder
August 2018 - Present (5 years 3 months)
Austin, Texas

Supercharge B2B SaaS right inside Salesforce

Fast-growing B2B SaaS companies use Place to bridge the gaps between their go-to-market and finance teams.

Asymbl
CEO & Founder
September 2022 - Present (1 year 2 months)
Austin, Texas

Asymbl, Inc. is a leading provider of business-process-specific applications designed as bolt-on solutions for Salesforce's Customer 360 portfolio. With a focus on staffing and corporate recruitment, Asymbl's innovative solutions empower companies to modernize their operations, acquire top clients, optimize their workflows, and enhance the talent experience.

Blueprint Advisory
CEO & Founder
December 2018 - Present (4 years 11 months)
Austin, Texas

Cash & Burn Podcast
Host
July 2022 - Present (1 year 4 months)
Austin, Texas

The Cash & Burn podcast is a weekly conversation with SaaS founders and senior executives about the challenges of creating and scaling SaaS companies.

Guests share their journey of success and setbacks with a primary focus on how they overcame specific issues that could have ended the company.

Pavilion
2 years

Ambassador
August 2022 - Present (1 year 3 months)

Austin, Texas

Founding Member, CEO Pavilion
November 2021 - Present (2 years)
Austin, Texas

Bullhorn
Senior Vice President, Salesforce
March 2018 - August 2018 (6 months)
Chicago, Illinois

Talent Rover
President & Founder
November 2011 - March 2018 (6 years 5 months)
Chicago, IL; San Francisco, CA

Acquired by Bullhorn.

CVPartners
Senior Director, Technology
2007 - 2011 (4 years)
San Francisco Bay Area

Kelly Services
District/Market Manager
2004 - 2007 (3 years)
Denver, CO; Sacramento, CA; San Francisco, CA

Bank of America
AVP
1998 - 2004 (6 years)
Orlando, FL; Chicago, IL

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Education

Harvard Business School
OPM · (March 2018 - March 2022)